October 23, 2019

Richard A. Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

       Re: DFB Healthcare Acquisitions Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 19, 2019
           File No. 001-38399

Dear Mr. Barasch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Jason Simon